Exhibit 99.1

H1 2022 Results Release Paris, Thursday, July 28, 2022

TECHNIP ENERGIES FIRST HALF 2022 FINANCIAL RESULTS

■	Robust H1 revenues; ongoing orderly exit of Arctic LNG 2 more than offset by 18% Y/Y growth in remainder of portfolio.
■	Adjusted Recurring EBIT margin of 6.3%; Adjusted net profit of €132m, up 31% Y/Y.
■	Raising 2022 Adj. Rec. EBIT margin outlook, excl. Arctic LNG 2, to at least 6.8% to reflect strong YTD performance.
■	H1 Energy transition orders exceed €500m (excl. LNG) and expected to reach around €1 billion by year-end.

Paris, Thursday, July 28, 2022. Technip Energies (the “Company”), a leading Engineering & Technology company for the energy transition, today announces its unaudited financial results for the first half 2022.

Arnaud Pieton, Chief Executive Officer of Technip Energies, commented:

“Our teams’ resolute focus on project execution as well as effective customer and supply chain engagement, in the face of persistent external challenges, continues to yield strong results. This is best evidenced in the quarter by Coral FLNG achieving first gas in Mozambique, a delivery milestone that was in line with the original, pre-pandemic schedule. First half revenue growth was consistent with our full year financial framework and we expect our activity outside of Russia to demonstrate further growth in the second half. Strong execution of our quality backlog is driving profitability above our original guidance, leading to an increase in our full year margin outlook.”

“Regarding Arctic LNG 2 in Russia, in line with the applicable sanctions, we continue to implement an orderly exit from the project. We have suspended the vast majority of the work, and the exit process will likely take several more months due to the contract terms and the inherent size of the project. As previously stated, we do not expect any negative net financial exposure due to our contractual rights and the balance sheet position of the project.”

“In the second quarter, we were awarded key carbon capture projects, including the CCS facilities at Hafslund Oslo Celsio, the world’s largest full-scale waste-to-energy plant with CO2 capture. These awards demonstrate our leadership and the strength of our core expertise and technology approach in a market with considerable medium-to-long-term growth prospects.”

“The momentum in carbon capture also reflects a maturing of our broader energy transition pipeline. This conversion trend is confirmed by recent awards in the renewable fuels and clean hydrogen domains, which have generated more than €500 million of order intake in the first half. We are confident that award momentum will continue and we expect to reach around €1 billion of energy transition orders, excluding LNG, by the end of 2022. Furthermore, many of these awards will add to our backlog in Technology, Products & Services, thereby bolstering the medium-term growth outlook for our highest margin segment.”

“Energy market fundamentals, notably for natural gas, LNG, and renewables remain robust, supporting our strategic offering and medium-term order outlook. Despite ongoing recessionary fears, a significant increase in energy infrastructure investment will be required to satisfy demand and meet energy independence goals. The transition to a low carbon energy system is requiring innovation, technology, and technical expertise, opening a new golden age for engineering, and Technip Energies will continue to play a leading role.”

Key financials – Adjusted IFRS

(In € millions, except EPS)	H1 2022	H1 2021
Revenue(1)	3,267.0	3,243.2
Recurring EBIT(1)	204.4	204.5
Recurring EBIT Margin %	6.3%	6.3%
Net profit	131.5	100.3
Diluted earnings per share(2)	€0.74	€0.55
Order Intake	1,608.5	7,863.4
Backlog	13,439.8	17,473.4

Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition). Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.

(1)	H1 2022 Adjusted Revenue and Recurring EBIT included €816.6 million and €27.0 million respectively from Arctic LNG 2.

(2)	H1 2022 and H1 2021 diluted earnings per share have been calculated using the weighted average number of outstanding shares of 178,514,257 and 181,908,563 respectively.

H1 2022 Results Release Paris, Thursday, July 28, 2022

Key financials – IFRS

(In € millions, except EPS)	H1 2022	H1 2021
Revenue	3,216.7	3,118.1
Net profit	119.3	112.4
Diluted earnings per share(1)	€0.67	€0.62

(1)	H1 2022 and H1 2021 diluted earnings per share have been calculated using the weighted average number of outstanding shares of 178,514,257 and 181,908,563 respectively.

FY 2022 Financial framework – Adjusted IFRS

Revenue	€5.0 – 5.5 billion
(excludes contribution from Arctic LNG 2)
Recurring EBIT margin	At least 6.8% (previously: at least 6.5%)
(excludes contribution from Arctic LNG 2)
Effective tax rate	28 – 32%

Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition). Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.

Conference call information

Technip Energies will host its H1 2022 results conference call and webcast on Thursday, July 28, 2022 at 13:00 CET. Dial-in details:

France:	+33 170918704

United Kingdom:	+44 121 281 8004

United States:	+1 718 7058796

Conference Code:	990801

The event will be webcast simultaneously and can be accessed at: https://edge.media-server.com/mmc/p/av5eu4kx

Contacts

Investor Relations	Media Relations

Phillip Lindsay	Stella Fumey

Vice President, Investor Relations	Director Press Relations & Digital Communications

Tel: +44 20 7585 5051	Tel: +33 1 85 67 40 95

Email: Phillip Lindsay	Email: Stella Fumey

About Technip Energies

Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by an extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our clients’ innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies is listed on Euronext Paris with American depositary receipts (“ADRs”) traded over-the-counter in the United States.

H1 2022 Results Release Paris, Thursday, July 28, 2022

Operational and financial review

Order Intake, Backlog and Backlog Scheduling

Adjusted order intake for H1 2022 of €1,608.5 million, equivalent to a book-to-bill of 0.5. Orders in the second quarter included a large EPC contract by Hafslund Oslo Celsio for a world-first carbon capture and storage project at a waste-to-energy plant in Norway, a contract for carbon capture & storage expansion at ExxonMobil’s LaBarge facility in the USA, a pre-FID contract for project design and delivery for Texas LNG in the USA as well as other studies, services contracts and smaller projects. The first quarter included a significant EPCC contract by PETRONAS Chemicals Fertilizer Kedah for a new melamine plant with minimized CO2 footprint, and a FEED for Equinor’ floating offshore wind Firefly project in South Korea. Book-to-bill on a trailing 12 month basis is 0.5.

During H1 2022, approximately €2.0 billion relating to Arctic LNG 2 was removed from total company adjusted backlog, which results from sanctioned work that has been suspended, and is in line with our ongoing orderly exit discussions. This was a significant factor in adjusted backlog decreasing by 23% year-over-year to €13,439.8 million.

(In € millions)	H1 2022	H1 2021
Adjusted Order Intake	1,608.5	7,863.4
Project Delivery	1,033.9	7,196.2
Technology, Products & Services	574.6	667.3
Adjusted Backlog	13,439.8	17,473.4
Project Delivery	12,275.5	16,273.1
Technology, Products & Services	1,164.2	1,200.3

Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 6.0 and 7.0.

Adjusted Backlog at June 30, 2022, benefited from a foreign exchange impact of €600.0 million.

Adjusted Backlog at June 30, 2022 reflects the removal of €1,962.4 million relating to Arctic LNG 2. €846.6 million associated to Arctic LNG 2 remained in backlog at June 30, 2022.

Adjusted backlog excluding the proportion related to Arctic LNG 2 amounted to €12,593.2 million as of June 30, 2022. The table below provides estimated backlog scheduling as of June 30, 2022.

(In € millions)	2022 (6 M)	FY 2023	FY 2024+
Adjusted Backlog excluding Arctic LNG 2	2,818.1	3,923.4	5,851.7

Company Financial Performance

Adjusted Statement of Income

(In € millions, except %)	H1 2022	H1 2021	% Change
Adjusted revenue	3,267.0	3,243.2	1%
Adjusted EBITDA	255.3	260.6	(2%)
Adjusted recurring EBIT	204.4	204.5	—%
Non-recurring items	(1.9)	(30.6)	(94%)
EBIT	202.5	173.9	16%
Financial income (expense), net	(9.7)	(12.0)	(19%)
Profit (loss) before income tax	192.8	161.9	19%
Income tax (expense)/profit	(59.2)	(54.6)	8%
Net profit (loss)	133.6	107.3	25%
Net profit (loss) attributable to non-controlling interests	(2.1)	(7.0)	(70%)
Net profit (loss) attributable to Technip Energies Group	131.5	100.3	31%

H1 2022 Results Release Paris, Thursday, July 28, 2022

Business highlights

Project Delivery – Adjusted IFRS

(In € millions, except % and bps)	H1 2022	H1 2021	% Change
Revenue	2,623.9	2,622.8	—%
Recurring EBIT	167.2	167.4	—%
Recurring EBIT Margin %	6.4%	6.4%	—%

Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition).

H1 2022 Adjusted Revenue was stable year-over-year at €2.6 billion. Revenues included significantly lower activity on Arctic LNG 2, which contributed €816.6 million of revenue compared to €1,168.0 million in H1 2021. Revenues excluding Arctic LNG 2 increased year-over-year by 24.2% due to the ramp-up of recently awarded LNG and downstream projects.

H1 2022 Adjusted Recurring EBIT was stable at €167.2 million, despite a significantly lower contribution from Arctic LNG 2 of €27.0 million, compared to €40.9 million in H1 2021. Excluding the contribution from Arctic LNG 2, Adjusted Recurring EBIT was €140.2 million, representing year-over-year growth of 10.8%. H1 2022 Adjusted Recurring EBIT margin was in line with the prior year at 6.4% due to solid execution, including a strong contribution from downstream and LNG projects in the latter stages of completion. This was partially offset by earlier stage LNG projects as well as the dilutive impact of Arctic LNG 2. Adjusted Recurring EBIT margin excluding the contribution from Arctic LNG 2 was 7.8%.

Q2 2022 Key operational milestones

(Please refer to Q1 2022 press release for first quarter milestones)

Qatar Energy North Field Expansion (Qatar)

■	Main civil works started in all areas.

Eni Coral Sul FLNG (Mozambique)

■	Successful introduction of gas into the FLNG vessel; on track to deliver first LNG cargo in H2 2022.

Energean Karish Gas Development (Israel)

■	FPSO arrived on site, 90km offshore Israel.

MIDOR Refinery Expansion Project (Egypt)

■	Safe and on schedule achievement of ready for start-up of naphtha block after execution of major shutdown works.

Bapco Refinery expansion (Bahrain)

■	33 million manhours without LTI (lost time injury).

Assiut hydrocracking complex (Egypt)

■	Construction started and all main process unit areas have been handed over to our teams and partners.

Long Son Olefins plant (Vietnam)

■	Pre-commissioning and commissioning activities in progress overlapping construction works completion phase.

Q2 2022 Key commercial highlights

(Please refer to Q1 2022 press release for first quarter highlights)

Texas LNG (USA)

■	Awarded a Pre-FID (Final Investment Decision) Engineering contract. Through a joint venture with Samsung Engineering, Technip Energies has been appointed lead project contractor charged with project design and delivery. The proposed 4.0 Mtpa (million tons per annum) LNG export facility site is strategically located on the Port of Brownsville’s deep-water ship channel in close proximity to the Gulf of Mexico. The Texas LNG project will utilize Technip Energies’ SnapLNG™ solution, which combines a compact modular design concept for mid-scale trains with standardized components and technology. Developed in collaboration with Air Products, the system benefits from speed to market, with greater certainty around both costs and schedule, and best available process technology, refrigerant compression and digitalization. As a result, this solution offers lower emissions and is particularly suited for low-to-zero carbon footprint LNG and phased developments.

H1 2022 Results Release Paris, Thursday, July 28, 2022

Hafslund Oslo Celsio carbon capture and storage project (Norway)

■	Awarded a large* Engineering, Procurement, Construction (EPC) contract by Hafslund Oslo Celsio, the largest supplier of district heating in Norway, for a world-first carbon capture and storage (CCS) project at the waste to energy plant located in Oslo, Norway. The project will be the first full-scale waste-to-energy plant in the world with CO2 capture. 400,000 tons per year of CO2 will be captured, which is the equivalent of the emissions from around 200,000 cars and will reduce Oslo’s emissions by 17%. As part of the Longship project, the CO2 will then be liquified and exported to Northern Lights which is the first cross-border, open-source CO2 transport and storage infrastructure network. The Carbon Capture plant will use the Shell CANSOLV® CO2 Capture System, a state-of-the-art amine based technology for the capture of CO2 from the flue gas.

*	Note: A “large” award for Technip Energies is a contract award representing between €250 million and €500 million of revenue.

Technology, Products & Services (TPS) – Adjusted IFRS

(In € millions, except % and bps)	H1 2022	H1 2021	Change
Revenue	643.0	620.5	4%
Recurring EBIT	60.0	54.7	10%
Recurring EBIT Margin %	9.3%	8.8%	50 bps

Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition).

H1 2022 Adjusted Revenue increased year-over-year by 4% to €643.0 million, driven by growth in demand for Process Technology activity including licensing and proprietary equipment (notably for ethylene, and biochemicals, including EPICEROL®) and sustained engineering services and Project Management and Consultancy activity.

H1 2022 Adjusted Recurring EBIT increased year-over-year by 10% to €60.0 million. H1 2022 Adjusted Recurring EBIT margin increased year-over-year by 50 basis points to 9.3%, benefiting from Process Technology licensing and proprietary equipment activity (notably in Sustainable Chemistry) and higher activity levels for advisory services performed by Genesis. This growth was achieved despite higher selling and tendering activity in growth markets.

Q2 2022 Key operational milestones

(Please refer to Q1 2022 press release for first quarter milestones)

NESTE Renewable Fuels Expansion (Singapore)

■	Pre-commissioning activities ongoing while majority of piping installation has been completed. Electrical and instrumentation works ongoing.

Deepak Phenolics – Iso-propyl Alcohol (IPA) plant (India)

■	Our Badger technology is used for Deepak Phenolics’ second IPA plant in Dahej, India.

Northern Lights CO2 Transport and Storage Project (Norway)

■	Loading Systems achieves successful Factory Acceptance Tests on the world’s first 3 loading arms for the Liquefied CO2 storage project.

OMV EARTH Revamp (Austria)

■	Installation of our EARTH® technology in a large-scale hydrogen plant at site at Schwechat.

LFB Arras (France)

■	First phase of high-profile plasma fractionation pharmaceutical project is nearing completion, with the second phase underway. Combined, both phases represent 2.5 million direct manhours on site.

Q2 2022 Key commercial highlights

(Please refer to Q1 2022 press release for first quarter highlights)

OCIKUMHO 100 KTA EPICEROL® plant (Malaysia)

■	License agreement for a 100 kilotons per annum (kta) EPICEROL® plant for the production of epichlorohydrin (ECH) from glycerine. Using a bio-based raw material, OCIKUMHO’s unit will be integrated into a new processing complex using electricity made by hydro power, in Sarawak, Malaysia to serve the growing ECH market. OCIKUMHO will be the first to manufacture epichlorohydrin in Malaysia.

H1 2022 Results Release Paris, Thursday, July 28, 2022

IVERSON efuels green ammonia production project (Norway)

■	Selected to perform the engineering design of a complete green ammonia plant at Sauda, Rogaland, Norway. Phase 1 of the project includes a green ammonia plant including utilities, offsites and electrical substation connected to the existing power grid, and pipeline, ammonia storage and offloading system. The planned green ammonia production will be used as fuel for the maritime sector. The Iverson project will have an initial electrolysis capacity of 300 megawatts to produce 600 metric tons of green ammonia per day. IVERSON eFuels AS targets with a significant scale up production in the future. IVERSON eFuels AS is Special Purpose Vehicle between CIP, Hy2gen and Trafigura.

ExxonMobil LaBarge carbon capture & storage facility (USA)

■	In Consortium with Saulsbury Industries, Technip Energies has been awarded a contract for the Engineering, Procurement and Construction (EPC) to expand the carbon capture and storage (CCS) at ExxonMobil’s LaBarge, Wyoming facility. The LaBarge plant has already captured more CO2 than any other facility in the world. The plant has capacity to capture more than 6 million metric tons per year, and this expansion project will enable the capture of more than one million additional metric tons of CO2 per year. The expansion will consist of a modification of the existing gas treatment facility to increase the carbon capture capacity and the installation of pipeline to transport the CO2 to the reservoir where it will be stored. Technip Energies will be responsible for the engineering and procurement services, while Saulsbury Industries will perform construction and the pipeline installation.

Viridian Lithium – lithium refining and conversion project (France)

■	Bankable Feasibility Study (BFS) contract for construction of the first lithium refining and conversion plant in Europe. Located in Lauterbourg, France, the plant will produce up to 100,000 tons of Battery Grade lithium chemicals per year – which is the equivalent capacity to power two million electric vehicles – to enable a secure and sustainable battery supply chain for the transition to electric mobility. The contract consists of a BFS and preferential rights on the construction of the plant and its three foreseen extensions.

Strategic collaboration with Equinor to accelerate floating offshore wind development

■	The two companies aim to develop floating wind steel SEMI substructures that accelerates technology development for floating offshore wind, ensures cost reductions and develops local value opportunities. The collaboration builds on the two companies’ joint ambition to drive industrialization of floating offshore wind. By teaming up at an early design phase of a floating wind farm project, the two parties seek to unlock value from integration and maximum use of fabrication capacities.

Commercial launch of GO.H2 by T.EN™ – a full suite of flexible solutions for offshore green hydrogen production

■	This suite of solutions – based on renewable power sources such as wind and solar – is flexible with building blocks tailored to meet clients’ needs depending on substructures, hydrogen products and derivatives produced, functionality and locations. The offshore facility can be a fixed structure or a floater. The green hydrogen is produced using a sea water desalination unit, followed by electrolysis and exported to shore by a transport pipeline or offloaded on a carrier vessel. For harsher environments, the substructure can be a spar or a semi-submersible. For high capacities and further from shore, the hydrogen is converted by adding an ammonia or a Liquid Organic Hydrogen Carrier (LOHC) unit and transferred to a floating storage and offloading vessel. By adding hydrogen storage and fuel cells, the facility ensures a stable and continuous power supply for electrified oil and gas facilities powered by wind turbines. For smaller capacities, the systems can be located on the floating offshore wind substructure or on the substation. Intermittency management is addressed from design phase through adequate system architecture and technology bricks, power and hydrogen storage and control strategies. In operations, an energy management system (EMS) enables online production optimization through predictive control models.

Joint development and collaboration agreement with Alterra Energy to jointly develop sustainable plastics projects

■	Agreement to integrate Alterra’s commercially available liquefaction process technology with Technip Energies’ pyrolysis oil purification technology to maximize adoption of recycled feedstock and improve circular economy solutions for the global petrochemical industry. The combination of advanced recycling and purification technologies enable more efficient processing and reuse of hard-to-recycle plastic. Alterra provides an innovative, patented, thermochemical liquefaction, converting hard-to-recycle plastic into pyrolysis based oil (“PyOil”). Technip Energies brings extensive knowledge of ethylene furnace and steam cracker design, preparation and purification of heavy feedstocks for refining and petrochemical facilities, all of which is combined in their Pure.rOil™ purification technology ensuring safe, reliable and an optimized integration with individual crackers. The combination of both companies’ solutions ensures Alterra’s recycled PyOil is drop-in ready feedstock to further accelerate the replacement of hydrocarbon-based oil with recycled feedstock in the production of new plastic-based materials.

H1 2022 Results Release Paris, Thursday, July 28, 2022

Corporate and Other items

Corporate costs, excluding non-recurring items, were €22.9 million for the first half 2022. This included a positive foreign exchange impact of €0.3 million. This compare with corporate costs of €17.6 million in the prior year period.

Non-recurring expense amounted to €1.9 million mainly related to impairment on leased offices and restructuring charges.

Net financial expense was €9.7 million, impacted by the mark-to-market valuation of investments in traded securities and, to a lesser extent, interest expenses associated with the senior unsecured notes, partially offset by interest income from cash on deposit.

Effective tax rate on an Adjusted IFRS basis was 30.7% for the first half 2022, in line with the financial framework provided for full year 2022.

Depreciation and amortization expense was €50.9 million, of which €32.4 million is related to IFRS 16.

Adjusted net cash at June 30, 2022 was €3.2 billion, which compares to Adjusted net cash at December 31, 2021 of €3.1 billion.

Free cash flow of €109.6 million for the first half of 2022. Free cash flow, excluding the working capital variance of €51.4 million, was €161.0 million benefiting from strong operational performance and consistently high conversion from Adjusted Recurring EBIT. Free cash flow is stated after capital expenditures, net, of €17.4 million. Adjusted operating cash flow was €127.0 million.

Liquidity and credit rating information

Adjusted liquidity of €4.6 billion at June 30, 2022 comprised of €3.9 billion of cash and €750 million of liquidity provided by the Company’s undrawn revolving credit facility, which is available for general use and serves as a backstop for the Company’s commercial paper program, offset by €70.0 million of outstanding commercial paper.

Shareholder update

As of March 31, 2022, TechnipFMC retained 2.2% ownership of Technip Energies’ issued and outstanding share capital.

In April 2022, TechnipFMC sold the remaining 4 million Technip Energies shares. TechnipFMC has now fully exited its position in Technip Energies.

Share repurchase

In the six months to June 30, 2022, the Company has repurchased 3,504,715 of its own stock, for a cash cost of €41 million. This includes 1,800,000 shares acquired from TechnipFMC on January 14, 2022, as well as 1,496,892 shares purchased as part of the share buy-back program announced on March 22, 2022. It also includes 207,823 shares as part of the liquidity agreement to enhance the liquidity of Technip Energies’ shares.

AGM and Dividend

At the company’s maiden AGM on May 5, 2022, all resolutions submitted to the shareholders for approval at the 2022 Annual General Meeting of Shareholders (“AGM”) were adopted.

All resolutions on the Agenda received a majority of votes in favor including shareholder approval for the 2021 financial statements and the proposed dividend of €0.45 per outstanding common share for the 2021 financial year. The voting results are available at https://investors.technipenergies.com/news-events/agm.

Payment for the cash dividend took place on May 20, 2022.

H1 2022 Results Release Paris, Thursday, July 28, 2022

Disclaimer

This Press Release is intended for informational purposes only for the shareholders of Technip Energies. This Press Release contains information within the meaning of Article 7(1) of the EU Market Abuse Regulation. This Press Release is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute a Press Release of this nature.

Forward-looking statements

This Press Release contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies’ operations or operating results. Forward-looking statements are often identified by the words “believe”, “expect”, “anticipate”, “plan”, “intend”, “foresee”, “should”, “would”, “could”, “may”, “estimate”, “outlook”, and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on Technip Energies’ current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Technip Energies. While Technip Energies believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that Technip Energies anticipates.

All of Technip Energies’ forward-looking statements involve risks and uncertainties (some of which are significant or beyond Technip Energies’ control, such as Russia’s invasion of Ukraine, the associated sanctions and the impact these will have on our and/or our customers’ activities conducted in or related to Russia) and assumptions that could cause actual results to differ materially from Technip Energies’ historical experience and Technip Energies’ present expectations or projections. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.

For information regarding known material factors that could cause actual results to differ from projected results, please see Technip Energies’ risk factors set forth in Technip Energies’ filings with the U.S. Securities and Exchange Commission, including its 2021 Form 20-F filed on March 25, 2022.

Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Technip Energies undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

H1 2022 Results Release Paris, Thursday, July 28, 2022

APPENDIX

APPENDIX 1.0: ADJUSTED STATEMENT OF INCOME - FIRST HALF 2022

	Project Delivery		Technology, Products & Services		Corporate/non allocable		Total
(In € millions)	H1 22	H1 21	H1 22	H1 21	H1 22	H1 21	H1 22	H1 21
Adjusted revenue	2,623.9	2,622.8	643.0	620.5	—	—	3,267.0	3,243.2
Adjusted recurring EBIT	167.2	167.4	60.0	54.7	(22.9)	(17.6)	204.4	204.5
Non-recurring items (transaction & one-off costs)	(1.4)	(2.1)	(0.5)	(0.7)	0.1	(27.8)	(1.9)	(30.6)
EBIT	165.8	165.3	59.4	54.0	(22.8)	(45.4)	202.5	173.9
Financial income							9.0	7.4
Financial expense							(18.7)	(19.4)
Profit (loss) before income tax							192.8	161.9
Income tax (expense)/profit							(59.2)	(54.6)
Net profit (loss)							133.6	107.3
Net profit (loss) attributable to non-controlling interests							(2.1)	(7.0)
Net profit (loss) attributable to Technip Energies Group							131.5	100.3

APPENDIX 1.1: ADJUSTED STATEMENT OF INCOME - SECOND QUARTER 2022

	Project Delivery		Technology, Products & Services		Corporate/non allocable		Total
(In € millions)	Q2 2022	Q2 2021	Q2 2022	Q2 2021	Q2 2022	Q2 2021	Q2 2022	Q2 2021
Adjusted revenue	1,334.8	1,370.3	313.9	315.4	—	—	1,648.7	1,685.7
Adjusted recurring EBIT	77.3	91.6	29.8	28.9	(10.0)	(7.2)	97.0	113.3
Non-recurring items (transaction & one-off costs)	(0.3)	(1.0)	(0.6)	(0.7)	(4.4)	(2.4)	(5.3)	(4.1)
EBIT	76.9	90.6	29.2	28.2	(14.5)	(9.6)	91.7	109.2
Financial income							5.1	(4.0)
Financial expense							(9.7)	(14.9)
Profit (loss) before income tax							87.1	90.3
Income tax (expense)/profit							(28.6)	(30.5)
Net profit (loss)							58.5	59.8
Net profit (loss) attributable to non-controlling interests							0.6	(3.7)
Net profit (loss) attributable to Technip Energies Group							59.1	56.1

H1 2022 Results Release Paris, Thursday, July 28, 2022

APPENDIX 1.2: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST HALF 2022

(In € millions)	H1 22 IFRS	Adjustments	H1 22 Adjusted
Revenue	3,216.7	50.3	3,267.0
Costs and expenses
Cost of sales	(2,774.2)	(105.1)	(2,879.3)
Selling, general and administrative expense	(160.0)	—	(160.0)
Research and development expense	(22.1)	—	(22.1)
Impairment, restructuring and other income (expense)	(1.9)	—	(1.9)
Other income (expense), net	1.0	(0.5)	0.5
Operating profit (loss)	259.5	(55.3)	204.2
Share of profit (loss) of equity-accounted investees	10.1	(11.8)	(1.7)
Profit (loss) before financial expense, net and income tax	269.6	(67.1)	202.5
Financial income	8.6	0.4	9.0
Financial expense	(94.0)	75.3	(18.7)
Profit (loss) before income tax	184.2	8.6	192.8
Income tax (expense)/profit	(62.8)	3.6	(59.2)
Net profit (loss)	121.4	12.2	133.6
Net profit (loss) attributable to non-controlling interests	(2.1)	—	(2.1)
Net profit (loss) attributable to Technip Energies Group	119.3	12.2	131.5

APPENDIX 1.3: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST HALF 2021

(In € millions)	H1 21 IFRS	Adjustments	H1 21 Adjusted
Revenue	3,118.1	125.1	3,243.2
Costs and expenses
Cost of sales	(2,665.4)	(207.0)	(2,872.4)
Selling, general and administrative expense	(149.2)	—	(149.2)
Research and development expense	(17.4)	—	(17.4)
Impairment, restructuring and other income (expense)	(30.6)	—	(30.6)
Other income (expense), net	4.5	(2.7)	1.8
Operating profit (loss)	260.0	(84.6)	175.4
Share of profit (loss) of equity-accounted investees	3.9	(5.4)	(1.5)
Profit (loss) before financial expense, net and income tax	263.9	(90.0)	173.9
Financial income	7.4	—	7.4
Financial expense	(91.2)	71.8	(19.4)
Profit (loss) before income tax	180.1	(18.2)	161.9
Income tax (expense)/profit	(60.7)	6.1	(54.6)
Net profit (loss)	119.4	(12.1)	107.3
Net profit (loss) attributable to non-controlling interests	(7.0)	—	(7.0)
Net profit (loss) attributable to Technip Energies Group	112.4	(12.1)	100.3

H1 2022 Results Release Paris, Thursday, July 28, 2022

APPENDIX 1.4: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - SECOND QUARTER 2022

(In € millions)	Q2 22 IFRS	Adjustments	Q2 22 Adjusted
Revenue	1,516.7	132.0	1,648.7
Costs and expenses
Cost of sales	(1,308.5)	(151.5)	(1,460.0)
Selling, general and administrative expense	(86.2)	—	(86.2)
Research and development expense	(11.0)	—	(11.0)
Impairment, restructuring and other income (expense)	(5.3)	—	(5.3)
Other income (expense), net	7.1	(1.0)	6.1
Operating profit (loss)	112.8	(20.5)	92.3
Share of profit (loss) of equity-accounted investees	2.2	(2.8)	(0.6)
Profit (loss) before financial expense, net and income tax	115.0	(23.3)	91.7
Financial income	4.9	0.2	5.1
Financial expense	(40.0)	30.3	(9.7)
Profit (loss) before income tax	79.9	7.2	87.1
Income tax (expense)/profit	(30.0)	1.4	(28.6)
Net profit (loss)	49.9	8.6	58.5
Net profit (loss) attributable to non-controlling interests	0.6	—	0.6
Net profit (loss) attributable to Technip Energies Group	50.5	8.6	59.1

APPENDIX 1.5: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - SECOND QUARTER 2021

(In € millions)	Q2 21 IFRS	Adjustments	Q2 21 Adjusted
Revenue	1,617.1	68.6	1,685.7
Costs and expenses
Cost of sales	(1,386.0)	(106.2)	(1,492.2)
Selling, general and administrative expense	(73.7)	—	(73.7)
Research and development expense	(10.1)	—	(10.1)
Impairment, restructuring and other income (expense)	(4.1)	—	(4.1)
Other income (expense), net	3.2	1.1	4.3
Operating profit (loss)	146.4	(36.5)	109.9
Share of profit (loss) of equity-accounted investees	1.3	(2.0)	(0.7)
Profit (loss) before financial expense, net and income tax	147.7	(38.5)	109.2
Financial income	(4.0)	—	(4.0)
Financial expense	(45.6)	30.7	(14.9)
Profit (loss) before income tax	98.1	(7.8)	90.3
Income tax (expense)/profit	(34.7)	4.2	(30.5)
Net profit (loss)	63.4	(3.6)	59.8
Net profit (loss) attributable to non-controlling interests	(3.7)	—	(3.7)
Net profit (loss) attributable to Technip Energies Group	59.7	(3.6)	56.1

H1 2022 Results Release Paris, Thursday, July 28, 2022

APPENDIX 2.0: ADJUSTED STATEMENT OF FINANCIAL POSITION

(In € millions)	H1 22	FY 21
Goodwill	2,102.3	2,074.4
Property, plant and equipment, net	111.5	115.2
Right-of-use assets	237.1	252.9
Equity accounted investees	31.0	27.8
Other non-current assets	333.0	322.1
Total non-current assets	2,814.9	2,792.4
Trade receivables, net	835.8	1,041.1
Contract assets	479.1	330.3
Other current assets	791.8	655.2
Cash and cash equivalents	3,890.9	3,810.1
Total current assets	5,997.6	5,836.7
Total assets	8,812.5	8,629.1
Total equity	1,509.8	1,491.2
Long-term debt, less current portion	594.9	594.1
Lease liability – non-current	222.7	237.7
Accrued pension and other post-retirement benefits, less current portion	127.6	127.7
Other non-current liabilities	108.9	102.0
Total non-current liabilities	1,054.1	1,061.5
Short-term debt	99.4	89.2
Lease liability – current	70.8	69.2
Accounts payable, trade	1,986.6	1,765.2
Contract liabilities	3,281.2	3,345.2
Other current liabilities	810.6	807.6
Total current liabilities	6,248.6	6,076.4
Total liabilities	7,302.7	7,137.9
Total equity and liabilities	8,812.5	8,629.1

H1 2022 Results Release Paris, Thursday, July 28, 2022

APPENDIX 2.1: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST HALF 2022

(In € millions)	H1 22 IFRS	Adjustments	H1 22 Adjusted
Goodwill	2,102.3	—	2,102.3
Property, plant and equipment, net	111.0	0.5	111.5
Right-of-use assets	236.2	0.9	237.1
Equity accounted investees	85.2	(54.2)	31.0
Other non-current assets	328.1	4.9	333.0
Total non-current assets	2,862.8	(47.9)	2,814.9
Trade receivables, net	858.4	(22.6)	835.8
Contract assets	468.3	10.8	479.1
Other current assets	657.6	134.2	791.8
Cash and cash equivalents	3,668.9	222.0	3,890.9
Total current assets	5,653.2	344.4	5,997.6
Total assets	8,516.0	296.5	8,812.5
Total equity	1,512.7	(2.9)	1,509.8
Long-term debt, less current portion	594.9	—	594.9
Lease liability – non-current	221.6	1.1	222.7
Accrued pension and other post-retirement benefits, less current portion	127.6	—	127.6
Other non-current liabilities	126.6	(17.7)	108.9
Total non-current liabilities	1,070.7	(16.6)	1,054.1
Short-term debt	99.4	—	99.4
Lease liability – current	70.4	0.4	70.8
Accounts payable, trade	1,650.4	336.2	1,986.6
Contract liabilities	3,117.3	163.9	3,281.2
Other current liabilities	995.1	(184.5)	810.6
Total current liabilities	5,932.6	316.0	6,248.6
Total liabilities	7,003.3	299.4	7,302.7
Total equity and liabilities	8,516.0	296.5	8,812.5

H1 2022 Results Release Paris, Thursday, July 28, 2022

APPENDIX 2.2: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST HALF 2021

(In € millions)	H1 21 IFRS	Adjustments	H1 21 Adjusted
Goodwill	2,057.7	—	2,057.7
Property, plant and equipment, net	107.0	0.4	107.4
Right-of-use assets	279.8	1.1	280.9
Equity accounted investees	40.1	(12.9)	27.2
Other non-current assets	308.5	(33.1)	275.4
Total non-current assets	2,793.1	(44.5)	2,748.6
Trade receivables, net	1,311.3	(3.7)	1,307.6
Contract assets	268.1	(0.4)	267.7
Other current assets	453.5	116.5	570.0
Cash and cash equivalents	3,162.1	0.7	3,162.8
Total current assets	5,195.0	113.1	5,308.1
Total assets	7,988.1	68.6	8,056.7
Total equity	1,367.8	(33.9)	1,333.9
Lease liability – non-current	265.1	0.9	266.0
Accrued pension and other post-retirement benefits, less current portion	127.6	—	127.6
Other non-current liabilities	137.4	(14.8)	122.6
Total non-current liabilities	1,124.3	(13.9)	1,110.4
Short-term debt	85.5	—	85.5
Lease liability – current	60.8	0.2	61.0
Accounts payable, trade	1,457.8	198.9	1,656.7
Contract liabilities	3,107.1	60.5	3,167.6
Other current liabilities	784.8	(143.2)	641.6
Total current liabilities	5,496.0	116.4	5,612.4
Total liabilities	6,620.3	102.5	6,722.8
Total equity and liabilities	7,988.1	68.6	8,056.7

H1 2022 Results Release Paris, Thursday, July 28, 2022

APPENDIX 3.0: ADJUSTED STATEMENT OF CASH FLOWS

(In € millions)	H1 22	H1 21
Net profit (loss)	133.6	107.3
Other non-cash items	44.8	62.6
Change in working capital	(51.4)	185.0
Cash provided (required) by operating activities	127.0	354.9
Capital expenditures	(17.5)	(15.4)
Proceeds from sale of assets	0.1	—
Other financial assets	(8.0)	(3.6)
Cash required by investing activities	(25.4)	(19.0)
Net increase (repayment) in long-term, short-term debt and commercial paper	12.0	274.2
Purchase of treasury shares	(40.7)	(20.0)
Dividends paid to Shareholders	(79.0)	—
Net (distributions to)/contributions from TechnipFMC	—	(478.4)
Other (o/w lease liabilities repayment)	(48.6)	(41.0)
Cash provided (required) by financing activities	(156.3)	(265.2)
Effect of changes in foreign exchange rates on cash and cash equivalents	135.5	27.7
(Decrease) Increase in cash and cash equivalents	80.8	98.4
Cash and cash equivalents, beginning of period	3,810.1	3,064.4
Cash and cash equivalents, end of period	3,890.9	3,162.8

APPENDIX 3.1: STATEMENT OF CASH FLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST HALF 2022

(In € millions)	H1 22 IFRS	Adjustments	H1 22 Adjusted
Net profit (loss)	121.4	12.2	133.6
Other non-cash items	145.7	(100.9)	44.8
Change in working capital	(77.4)	26.0	(51.4)
Cash provided (required) by operating activities	189.7	(62.7)	127.0
Capital expenditures	(17.4)	(0.1)	(17.5)
Proceeds from sale of assets	0.1	—	0.1
Other financial assets	(8.0)	—	(8.0)
Cash required by investing activities	(25.3)	(0.1)	(25.4)
Net increase (repayment) in long-term, short-term debt and commercial paper	12.0	—	12.0
Purchase of treasury shares	(40.7)	—	(40.7)
Dividends paid to Shareholders	(79.0)	—	(79.0)
Settlements of mandatorily redeemable financial liability	(120.2)	120.2	—
Other (o/w lease liabilities repayment)	(48.5)	(0.1)	(48.6)
Cash provided (required) by financing activities	(276.4)	120.1	(156.3)
Effect of changes in foreign exchange rates on cash and cash equivalents	142.3	(6.8)	135.5
(Decrease) Increase in cash and cash equivalents	30.3	50.5	80.8
Cash and cash equivalents, beginning of period	3,638.6	171.5	3,810.1
Cash and cash equivalents, end of period	3,668.9	222.0	3,890.9

H1 2022 Results Release Paris, Thursday, July 28, 2022

APPENDIX 3.2: STATEMENT OF CASH FLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST HALF 2021

(In € millions)	H1 21 IFRS	Adjustments	H1 21 Adjusted
Net profit (loss)	119.4	(12.1)	107.3
Other non-cash items	140.5	(77.9)	62.6
Change in working capital	88.2	96.8	185.0
Cash provided (required) by operating activities	348.1	6.8	354.9
Capital expenditures	(15.3)	(0.1)	(15.4)
Other financial assets	(3.6)	—	(3.6)
Cash required by investing activities	(18.9)	(0.1)	(19.0)
Net increase (repayment) in long-term, short-term debt and commercial paper	274.2	—	274.2
Purchase of treasury shares	(20.0)	—	(20.0)
Settlements of mandatorily redeemable financial liability	(129.0)	129.0	—
Net (distributions to)/contributions from TechnipFMC	(478.4)	—	(478.4)
Other (o/w lease liabilities repayment)	(40.9)	(0.1)	(41.0)
Cash provided (required) by financing activities	(394.1)	128.9	(265.2)
Effect of changes in foreign exchange rates on cash and cash equivalents	37.3	(9.6)	27.7
(Decrease) Increase in cash and cash equivalents	(27.6)	126.0	98.4
Cash and cash equivalents, beginning of period	3,189.7	(125.3)	3,064.4
Cash and cash equivalents, end of period	3,162.1	0.7	3,162.8

APPENDIX 4.0: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES - FIRST HALF 2022

(In € millions)	H1 22	% of revenues	H1 21	% of revenues
Adjusted revenue	3,267.0		3,243.2
Cost of sales	(2,879.3)	88.1%	(2,872.4)	88.6%
Adjusted gross margin	387.7	11.9%	370.8	11.4%
Adjusted recurring EBITDA	255.3	7.8%	260.6	8.0%
Amortization, depreciation and impairment	(50.9)		(56.1)
Adjusted recurring EBIT	204.4	6.3%	204.5	6.3%
Non-recurring items	(1.9)		(30.6)
Adjusted profit (loss) before financial expense, net and income tax	202.5	6.2%	173.9	5.4%
Financial income and expense	(9.7)		(12.0)
Adjusted profit (loss) before tax	192.8	5.9%	161.9	5.0%
Income tax	(59.2)		(54.6)
Adjusted net profit (loss)	133.6	4.1%	107.3	3.3%

H1 2022 Results Release Paris, Thursday, July 28, 2022

APPENDIX 4.1: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES - SECOND QUARTER 2022

(In € millions, except %)	Q2 22	% of revenues	Q2 21	% of revenues
Adjusted revenue	1,648.7		1,685.7
Cost of sales	(1,460.0)	88.6%	(1,492.2)	88.5%
Adjusted gross margin	188.7	11.4%	193.5	11.5%
Adjusted recurring EBITDA	123.0	7.5%	142.7	8.5%
Amortization, depreciation and impairment	(26.0)		(29.4)
Adjusted recurring EBIT	97.0	5.9%	113.3	6.7%
Non-recurring items	(5.3)		(4.1)
Adjusted profit (loss) before financial expense, net and income tax	91.7	5.6%	109.2	6.5%
Financial income and expense	(4.6)		(18.9)
Adjusted profit (loss) before tax	87.1	5.3%	90.3	5.4%
Income tax	(28.6)		(30.5)
Adjusted net profit (loss)	58.5	3.5%	59.8	3.5%

APPENDIX 5.0: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION - FIRST HALF 2022

	Project Delivery		Technology, Products & Services		Corporate/non allocable		Total
(In € millions)	H1 22	H1 21	H1 22	H1 21	H1 22	H1 21	H1 22	H1 21
Revenue	2,623.9	2,622.8	643.0	620.5	—	—	3,267.0	3,243.2
Profit (loss) before financial expenses, net and income tax							202.5	173.9
Non-recurring items:
Separation costs allocated							—	27.8
Other non-recurring income/(expense)							1.9	2.8
Adjusted recurring EBIT	167.2	167.4	60.0	54.7	(22.9)	(17.6)	204.4	204.5
Adjusted recurring EBIT margin %	6.4%	6.4%	9.3%	8.8%	—%	—%	6.3%	6.3%
Adjusted amortization and depreciation							(50.9)	(56.1)
Adjusted recurring EBITDA							255.3	260.6
Adjusted recurring EBITDA margin %							7.8%	8.0%

H1 2022 Results Release Paris, Thursday, July 28, 2022

APPENDIX 5.1: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION - SECOND QUARTER 2022

	Project Delivery		Technology, Products & Services		Corporate/non allocable		Total
(In € millions, except %)	Q2 22	Q2 2021	Q2 22	Q2 2021	Q2 22	Q2 2021	Q2 22	Q2 2021
Revenue	1,334.8	1,370.3	313.9	315.4	—	—	1,648.7	1,685.7
Profit (loss) before financial expenses, net and income tax							91.7	109.2
Non-recurring items:
Separation costs allocated							—	2.4
Other non-recurring income/(expense)							5.3	1.7
Adjusted recurring EBIT	77.3	91.6	29.8	28.9	(10.0)	(7.2)	97.0	113.3
Adjusted recurring EBIT margin %	5.8%	6.7%	9.5%	9.2%	—%	—%	5.9%	6.7%
Adjusted amortization and depreciation							(26.0)	(29.4)
Adjusted recurring EBITDA							123.0	142.7
Adjusted recurring EBITDA margin %							7.5%	8.5%

APPENDIX 6.0: BACKLOG – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	H1 22 IFRS	Adjustments	H1 22 Adjusted
Project Delivery	12,152.4	123.1	12,275.5
Technology, Products & Services	1,164.2	—	1,164.2
Total	13,316.6		13,439.8

APPENDIX 7.0: ORDER INTAKE – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	H1 22 IFRS	Adjustments	H1 22 Adjusted
Project Delivery	978.3	55.6	1,033.9
Technology, Products & Services	574.6	—	574.6
Total	1,552.9		1,608.5

H1 2022 Results Release Paris, Thursday, July 28, 2022

APPENDIX 8.0: Definition of Alternative Performance Measures (APMs)

Certain parts of this Press Release contain the following non-IFRS financial measures: Adjusted Revenue, Adjusted Recurring EBIT, Adjusted Recurring EBITDA, Adjusted net (debt) cash, Adjusted Order Backlog, and Adjusted Order Intake, which are not recognized as measures of financial performance or liquidity under IFRS and which the Company considers to be APMs. APMs should not be considered an alternative to, or more meaningful than, the equivalent measures as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity.

Each of the APMs is defined below:

■	Adjusted Revenue: Adjusted Revenue represents the revenue recorded under IFRS as adjusted according to the method described below. For the periods presented in this Press Release, the Company’s proportionate share of joint venture revenue from the following projects was included: the revenue from ENI CORAL FLNG, Yamal LNG and NFE is included at 50%,the revenue from BAPCO Sitra Refinery is included at 36%, the revenue from the in-Russia construction and supervision scope of Arctic LNG 2 is included at 33.3%, the revenue from the joint-venture Rovuma is included at 33.3%, the revenue from Nova Energies is included at 50%. The Company believes that presenting the proportionate share of its joint venture revenue in construction projects carried out in joint arrangements enables management and investors to better evaluate the performance of the Company’s core business period-over-period by assisting them in more accurately understanding the activities actually performed by the Company on these projects.

■	Adjusted Recurring EBIT: Adjusted Recurring EBIT represents the profit before financial expense, net, and income taxes recorded under IFRS as adjusted to reflect line-by-line for their respective share incorporated construction project entities that are not fully owned by the Company (applying to the method described above under Adjusted Revenue) and adds or removes, as appropriate, items that are considered as non-recurring from EBIT, including (i) restructuring expenses, (ii) separation costs associated with the Spin-off transaction, and (iii) costs arising out of significant litigation that have arisen outside of the ordinary course of business. The Company believes that the exclusion of such expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

■	Adjusted Recurring EBITDA: Adjusted Recurring EBITDA corresponds to the Adjusted Recurring EBIT as described above after deduction of depreciation and amortization expenses and as adjusted to reflect for their respective share construction project entities that are not fully owned by the Company. The Company believes that the exclusion of these expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

■	Adjusted net (debt) cash: Adjusted net (debt) cash reflects cash and cash equivalents, net of debt (including short-term debt and loans due to/due from the TechnipFMC Group), as adjusted according to the method described above under Adjusted Revenue. Management uses this APM to evaluate the Company’s capital structure and financial leverage. The Company believes Adjusted net debt (if debtor), or Adjusted net cash (if creditor), is a meaningful financial measure that may assist investors in understanding the Company’s financial condition and recognizing underlying trends in its capital structure.

■	Adjusted Order Backlog: Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the relevant reporting date. Adjusted Order Backlog takes into account the Company’s proportionate share of order backlog related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint-venture) and restates the share of order backlog related to the Company’s non-controlling interest in Yamal LNG. The Company believes that the Adjusted Order Backlog enables management and investors to evaluate the level of the Company’s core business forthcoming activities by including its proportionate share in the estimated sales coming from construction projects in joint arrangements.

■	Adjusted Order Intake: Order intake corresponds to signed contracts which have come into force during the reporting period. Adjusted Order Intake adds the proportionate share of orders signed related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint-venture) and restates the share of order intake attributable to the non-controlling interests in Yamal LNG. This financial measure is closely connected with the Adjusted Order Backlog in the evaluation of the level of the Company’s forthcoming activities by presenting its proportionate share of contracts which came into force during the period and that will be performed by the Company.

H1 2022 Results Release Paris, Thursday, July 28, 2022

• Contacts
Investor Relations Phillip Lindsay Vice President, Investor Relations Tel: +44 20 7585 5051 Email: Phillip Lindsay	Media Relations Stella Fumey Director Press Relations & Digital Communications Tel: +33 1 85 67 40 95 Email: Stella Fumey